UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For March 01, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated March 01, 2007 -  Director/PDMR Shareholding






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes should in block capital letters.


1. Name of the issuer

Bunzl plc


2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Anthony John Habgood (ii)

Michael James Roney, Brian Michael May and Patrick Lawrence Larmon (iii)

Paul Nicholas Hussey, Nancy Emma Lester, Celia Frances Baxter, James Alan Cunningham and Frank Andre van Zanten (i)


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons named in 3 above


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 32 1/7p


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A


8 State the nature of the transaction

Exercise of Awards and Sale of Shares under the Deferred Annual Share Bonus
Scheme


9. Number of shares, debentures or financial instruments relating to shares acquired

Anthony John Habgood 57,994

Brian Michael May 10,201

Patrick Lawrence Larmon 7,571

Paul Nicholas Hussey 9,522

Celia Frances Baxter 6,632

Nancy Emma Lester 8,574


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


11. Number of shares, debentures or financial instruments relating to shares disposed

Anthony John Habgood           57,994

Brian Michael May               4,191

Patrick Lawrence Larmon         2,933

Paul Nicholas Hussey            3,912

Celia Frances Baxter            2,725


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


13. Price per share or value of transaction

Exercised at nil cost

Sold at 667.7p


14. Date and place of transaction

1 March 2007 - London


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Anthony John Habgood          110,125 (no change)

Brian Michael May              16,667

Patrick Lawrence Larmon        27,444

Paul Nicholas Hussey           28,447

Celia Frances Baxter            3,907

Nancy Emma Lester              42,243


16. Date issuer informed of transaction

1 March 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

(1)  Grant of awards under Deferred Annual Share Bonus Scheme - 1 March 2007

(2)  Grant of options under Part A of the Long Term Incentive Plan - 1 March
     2007


18. Period during which or date on which it can be exercised

(1)  1 March 2010

(2) 1 March 2010 - 28 February 2017 (subject to satisfaction of performance condition)


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved (class and number)

Michael James Roney           (1) 37,250
                              (2) 83,000

Brian Michael May             (1) 20,542
                              (2) 34,000

Patrick Lawrence Larmon       (1) 23,504
                              (2) 47,000

Paul Nicholas Hussey          (1) 8,523
                              (2) 15,000

Nancy Emma Lester             (1) 8,032
                              (2) 17,500

Celia Frances Baxter          (1) 8,606
                              (2) 15,000

James Alan Cunningham         (1) 12,507
                              (2) 20,000

Frank Andre van Zanten        (1) 10,658
                              (2) 20,000

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(1)  Nil

(2)  659p


22. Total number of shares or debentures over which options held following notification

Michael James Roney           - 861,729

Brian Michael May             - 395,126

Patrick Lawrence Larmon       - 686,045

Paul Nicholas Hussey          - 375,326

Nancy Emma Lester             - 258,247

Celia Frances Baxter          - 299,592

James Alan Cunningham         - 192,771

Frank Andre van Zanten        - 163,181


23. Any additional information

(1) Awards made under the Company's Deferred Annual Share Bonus Scheme ("the Scheme") as a result of which participants have a right to acquire from the Bunzl Group General Employee Benefit Trust the number of ordinary 32 1/7p shares of the Company indicated at paragraph 20 (1 )above for nil consideration on 1 March 2010 subject to the rules of the Scheme

(2)  Grant of options under the Company's Long Term Incentive Plan Part A.


24. Name of contact and telephone number for queries

Mrs D Walmsley - 020-7495-4950


Name and signature of duly authorised officer of issuer responsible for making notification

Mr P N Hussey, Company Secretary


Date of notification

1 March 2007

END



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  March 01, 2007                         By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer